SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Launch of CGG reverse stock split

Paris, France – June 3, 2016

The Company has set the date to carry out the reverse stock split that the combined general shareholders’ meeting approved on 27 May 2016.

The reverse stock split operations will begin on 20 June 2016 in accordance with the terms of the reverse stock split notice published on 3 June 2016 in the Bulletin des Annonces Légales Obligatoires (BALO).

Reverse stock split terms

All shareholders will automatically receive from their financial intermediary one new share and all rights pertaining to shares, in exchange for 32 former shares.

The Company reverse stock split will take effect on 20 July 2016.

The first share price on 20 July 2016 will be calculated on the basis of the last share price traded on 19 July 2016 multiplied by 32.

Shareholders who hold a total number of shares that is an exact multiple of 32 will need to take no action, and the reverse stock split will be carried out automatically on 20 July 2016.

Shareholders who do not hold a total number of shares that is an exact multiple of 32 must, between today and 19 July 2016 inclusive, deal with their fractional shares by purchasing or selling directly on the market the number of shares needed to obtain a multiple of 32.

After that date, shareholders who have been unable to obtain the number of former shares necessary for the reverse stock split will be compensated by their financial intermediary within 30 days from 20 July 2016. The former shares (ISIN code: FR0000120164) will be delisted from Euronext on 20 July 2016 and on that date will be replaced by the new reverse split shares (ISIN code: FR0013181864).

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs more than 7,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts
Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 3rd, 2016	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO